File No. 70-9683
                     AE Supply EWG Application

                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC  20549

                          AMENDMENT NO. 2
                             FORM U-1

                     APPLICATION / DECLARATION

                               UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ___________________________________

                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD  21740

               Allegheny Energy Supply Company, LLC
               R.R. 12, P.O. Box 1000 Roseytown Road
                       Greensburg, PA 15601
                   _____________________________

                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD  21740

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
                          Declaration to:

                     Thomas K. Henderson, Esq.
                Vice President and General Counsel
                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD 21740

                      Patricia J. Clark, Esq.
                      Deputy General Counsel
                 Allegheny Energy Supply  Company
                       800 Cabin Hill Drive
                  Greensburg, Pennsylvania 15601

                       Anthony Wilson, Esq.
                          Senior Attorney
               Allegheny Energy Service Corporation
                       10435 Downsville Pike
                       Hagerstown, MD  21740



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1.   Applicants hereby amend the application replacing Items 1
through 7 with the following:
                    TABLE OF CONTENTS                          Page


Item 1.  Description of the Proposed Transaction  . . . .. . . . 3

Item 2.  Fees, Commissions and Expenses . . . . . . . . . . .  . 5

Item 3.  Applicable Statutory Provisions  . . . . . . . . . . . .5

Item 4.  Regulatory Approvals . . . . . . . . . . . . . . . . . .5

Item 5.  Procedure  . . . . . . . . . . . . . . . . . . . . . .. 5

Item 6.  Exhibits and Financial Statements  . . . . . . . . . .  5

     A.   Exhibits . . . . . . . . . . . . . . . . . . . . . .  .5

     B.  Financial Statements . . . . . . . . . . . . . . . . . .6

Item 7.  Information as to Environmental Effects  . . . . . . . .6

Exhibit H . . . . . . . . . . . . . . . . . . . . . . . . . . . .7



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Item 1.   Description of Proposed Transactions

          A.   Summary

      Allegheny Energy, Inc. ("Allegheny"), a registered public utility holding company, along with Allegheny Energy Supply Company, LLC, ("AE Supply")<F1> a non-utility generating company subsidiary of Allegheny, (collectively "Applicants") have filed an application - declaration pursuant to Sections 6(a), 7, 9(a), 10, 12(b), 12(f), 13(b), 32 and 33 of the Act and Rules, 45, 53, 54,
90, and 91.

     Now comes AE Supply seeking authorization to organize and finance one or more special purpose subsidiaries ("Exempt Subsidiaries"), to invest, directly or indirectly, in exempt wholesale generators ("EWGs"), foreign utility companies ("FUCOs") and to engage in Rule 58 activities.
AE Supply also seeks authorization to organize one or more special project entities ("Intermediate Companies") to facilitate the development and consummation of investments in EWGs and FUCOs.<F2> Specifically, Intermediate Companies will enhance the ability of AE Supply to respond quickly to investment opportunities by providing the ability to: (i) explore investment opportunities; and (ii) invest in companies for the acquisition and ownership of EWGs, FUCOs and to engage in Rule 58 activities prior to the formation of the Exempt Subsidiaries. Additionally, Applicants seek authority to transfer Allegheny's 5% interest (approximately 83 megawatts (MW)) in the coal-fired generating capacity of the Conemaugh Generating Station near Johnstown, Pa. ("Conemaugh") to AE Supply. The Federal Energy Regulatory Commission has certified Conemaugh as an EWG.

          B.   Background

      In File No. 70-9483, the Commission authorized the formation and financing of an electric generating company - AE Supply.<F3> In a series of orders issued July 14, 1994, February 3, 1995, October 27, 1995, and October 9, 1996 (Holding Co. Act
Release   Nos.  26085,  26229,  26401,  and  26590,  respectively)
Allegheny then d.b.a. Allegheny Power Systems, was authorized, among other things, to organize and finance Allegheny Ventures, Inc. ("Allegheny Ventures"), then d.b.a. AYP Capital, and to
engage   and   invest,  directly  or  indirectly,  in  development
activities with respect to: (i) qualifying cogeneration facilities
and   small  power  production  facilities  ("SPPs");  (ii)   non-
qualifying  cogeneration  facilities,  non-qualifying  SPPs,   and
independent power production facilities located within the service territories of Allegheny regulated companies; (iii) EWGs; (iv) companies involved in new technologies related to the core business; (v) FUCOs; (vi) consulting, energy management, and demand-side management services.

          Since the issuance of the aforementioned orders, several events have occurred which now require AE Supply and Allegheny to seek the aforementioned authorizations. Specifically,


<F1> AE Supply is a public utility company within the meaning of
Section 2(a)(3) of the Act but is not a utility for purposes of state regulation.
<F2> As defined in the Public Utility Holding Company Act of 1935, as
amended ("Act") at sections 32 and 33, respectively.
<F3> See Holding Co. Act Release No. 27101 (November 12, 1999).




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deregulation of generation and competition at the retail level  is now  a  reality in Pennsylvania; came to Maryland on July 1, 2000;
and  thereafter is coming to Ohio, Virginia and West Virginia over the course of the next two years. In the face of deregulation Allegheny has: formed a generating company - AE Supply;<F4> acquired West Virginia Power;<F5> acquired Mountaineer Gas;<F6> and, transferred The Potomac Edison Company's ("Potomac Edison") generating assets to AE Supply.<F7>  To remain competitive the Allegheny system must have the flexibility to develop a diverse mix of generation assets and continue to grow and serve energy needs of both the customers within Allegheny's traditional service territory and develop and
serve   new  customers  inside  and  outside  traditional  service territory as opportunities arise.

          C.   Financing

               1.   Overview

     Applicants seek authority to issue to unaffiliated third parties: guarantees, short-term debt, and, long-term debt through July 31, 2005, up to an aggregate amount of $430 million outstanding at any one time. The proceeds would be used to invest directly or indirectly in EWGs, FUCOs, or for other strategic corporate purposes related to investments in EWGs and FUCOs. Debt to be issued includes, but is not limited to, bank financing, bank credit support, sales of secured<F8> or unsecured debt, notes, loans, and, debentures. Interest rates, fees, and expenses will be comparable to those obtainable by comparable entities issuing comparable securities with the same or similar terms and maturities.

               2.          Long-Term and Short-Term Debt

     Applicants seek authority to issue long-term debt, through July 31, 2005, up to an aggregate of $430 million in support of obligations of the Exempt Subsidiaries and Intermediate Companies. Additionally, Applicants seek authorization to issue short-term debt and for the Exempt Subsidiaries and Intermediate Companies to issue debt securities to non-affiliated third parties (and with respect to which there will be no recourse to Allegheny), including banks, insurance companies and other financial institutions, exclusively for the purpose of financing (including any refinancing) investments in EWGs and FUCOs up to an aggregate of $430 million.

               3.         Internal Financing

     Applicants propose that investments may be made from Allegheny to AE Supply, Exempt Subsidiaries or to Intermediate Companies directly or indirectly. Investment by Allegheny or AE Supply into the Exempt Subsidiaries and Intermediate Companies may take the form of capital stock or shares, debt securities, trust



<F4> Id.
<F5>  See  Holding  Co.  Act  Release No.  27121,  Order Authorizing
Retention of Assets  (December 23, 1999).
<F6> See File No. 70-9625, Application of  Monongahela Power Company
to Acquire 100% of the Securities of Mountaineer Gas (filed Feb. 4, 2000).
<F7> See Allegheny Energy, Inc., Holding Co. Act Release No.35- 27205,
Order Authorizing Formation of Subsidiary Companies; Transfer of
Assets and Liabilities  to Generation Company; Issuance of Notes;
Payment of Dividends; Intrasystem Service Agreements; Reservation of Jurisdiction (July 31, 2000).
<F8> Allegheny will only issue unsecured debt.

certificates, capital contributions, open account advances and partnership interests or other equity or participation interests, bid bonds, or other credit support to secure obligations incurred by AE Supply and/or the Intermediate Companies in connection with the Exempt Subsidiaries.

     The source of funds for direct or indirect contributions by Allegheny to AE Supply may include dividends received from operating companies that are derived from proceeds of sales of energy to customers and other available cash resources. Loans by Allegheny to AE Supply or by Applicants to Exempt Subsidiaries and Intermediate Subsidiaries will have interest rates and maturities that are designed to provide a return equal to the Applicants' respective effective cost of capital.

                   4.           Guarantees

     Applicants seek authority to issue guarantees and enter into support agreements ("Guarantees") to and for the benefit of Exempt Subsidiaries and Intermediate Subsidiaries, through July 31, 2005, in an aggregate amount up to $430 million. The Guarantees will be used to support the commercial paper program and to support counterparty agreements and other trading contracts. Guarantees will be issued without recourse to any of the Allegheny system operating companies. Guarantees may take the form of Applicants agreeing to guarantee, undertake reimbursement obligations, assume liabilities or assume other obligations with respect to, or to act as surety on, bonds, letters of credit, evidences of indebtedness, equity commitments, performance and other obligations undertaken by AE Supply, Exempt Subsidiaries, and, Intermediate Subsidiaries.

               5.   Use of Proceeds

     Applicants will use the proceeds for which authorization is requested by this application to finance strategic purchases, construction, or for other strategic corporate purposes - all related to EWGs and FUCOs. AE Supply may use a portion of the proceeds as capital contributions to to-be-formed Intermediate Companies and Exempt Subsidiaries to the extent permissible under the Act and the Rules of this Commission. Absent application and request and the Commission's grant of specific authority, investments in EWGs and FUCOs will not exceed the limits imposed under Rules 53 and 54.

               6.   Transfer of Conemaugh Interests

     On January 8, 2001, Allegheny announced that it had finalized the purchase of 83 megawatts (MW) of coal-fired generating capacity in the Conemaugh Generating Station near Johnstown, Pa. from the Potomac Electric Power Company ("PEPCO"). The acquisition boosts Allegheny Energy's generating capacity in the
Pennsylvania-New  Jersey-Maryland  (PJM)  market  to  129  MW  and advances the Company's growth strategy for its generation business. The purchase price was $152.5 million, plus related adjustments, shared equally by both PPL and Allegheny or approximately $79 million each. Allegheny's share will be accretive to earnings in the first full year and is being financed with debt. In order to centralize generating assets, Allegheny seeks authorization to transfer to AE Supply, and AE Supply seeks authority to accept, Allegheny's interests in Conemaugh.<F9>


<F9>  Allegheny's Conemaugh interests acquired from PEPCO as defined in the Asset Purchase Agreement means the apportioned share of rights, title and interests in, to and under all assets, real and personal property, goodwill and rights of PEPCO of whatever kind
and   nature,  whether  tangible  or  intangible,  in  each  case, primarily relating to the power generation operations of the Conemaugh Generating Facility including: real property, together with all buildings, improvements, structures and fixtures thereon;
inventories  of  fuels,  supplies,  materials  and  spare   parts;
machinery, equipment, facilities, furniture; and, the liabilities and obligations which relate to those assets.

     The transfer will be made at net book value of approximately $80 million including capitalized transaction costs. In exchange for the Conemaugh Interest, AE Supply proposes to issue to Allegheny an interest bearing unsecured promissory note ("Purchase Note") for approximately $80 million.

                    7.       Capital Ratios

     The per books capitalization of AE Supply as of December 31, 2000 is $2,607,572,000. After factoring in the impact of long-term debt ($430,000,000) on a pro forma basis as of December 31, 2000 AE Supply's capitalization is $3,037,572,000.

     Attached hereto as Exhibit FS-3, Capital Structure Analysis Charts, are charts analyzing the pro forma consolidated capital structure of the Applicants as of December 31, 2000.<F10> Exhibit FS-3 illustrates that when this transaction and certain related transactions proposed by the Applicants and pending before this Commission are consummated, Applicants will be in compliance with the Commission's policy requiring a debt to common stock equity ratio of 70/30 on a consolidated basis.<F11>

     AE Supply, Allegheny, and all the subsidiaries thereof, will not undertake to issue any debt or engage in any transaction if such action would result in the consolidated system's debt / equity ratios falling below the Commission's debt / equity requirement of 30% common stock equity. Additionally, within sixty (60) days after the end of each financial quarter, AE Supply and Allegheny will provide the Commission with reports containing actual and pro forma capitalization ratio calculations in the same format that was provided in the confidential exhibit to this application for Allegheny on a consolidated basis and for AE Supply.

Item 2.         Fees, Commissions, and Expenses

     Fees  and  expenses in the estimated amount  of  $25,000  are expected to be incurred in connection with the proposed transactions plus ordinary expenses not over $500 in connection with the preparation of this Application. None of the fees, commissions or expenses is to be paid to any associate or affiliate company of Allegheny or any affiliate of any such associate company except for legal, financial and other services to be performed at cost.

Item 3.        Applicable Statutory Provisions

     This application is subject to Sections 6(a), 7, 9(a), 10, 12(b), 12(f), 13(b) 32 and 33 of the Public Utility Holding Company Act of 1935, as amended, and Rules 45, 53, 54, 90, and 91 under the Act.


<F10>  See Exhibit  FS-3, Capital Structure Analysis Charts.
<F11> Id.

     Rule 54 provides that the Commission, in determining whether to approve certain transactions by such registered holding company or its subsidiaries other than with respect to EWGs and foreign utility companies ("FUCOs"), will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. At December 31, 2000, Allegheny's consolidated retained earnings were approximately $943.3 million, and Allegheny's aggregate investment in EWGs and FUCOs was approximately $25 million. Accordingly, Allegheny may invest up to approximately $471.6 million or an additional $446.6 million (50% of Retained Earnings less existing investment in EWGs and FUCOs). When the Transaction is consummated, for purposes of compliance with Rule 54, Allegheny's aggregate investment in EWGs and FUCOs will not exceed 50% of its consolidated retained earnings and the provisions of Rule 53(a) will be satisfied.

     Allegheny further states that for purposes of Rule 54, that the conditions specified in Rule 53(a) are satisfied and that none of the conditions set forth in rule 53(b) exist or will exist as a result of the proposed Transaction. The conditions will be unaffected by this transaction. As a result, the Commission will not consider the effect on Allegheny subsidiary that is an EWG or FUCO, as each is defined in sections 32 and 33 of the Act, respectively, in determining whether to approve the proposed Transaction.

Item 4.        Regulatory Approval

     No state or federal commission, other than this Commission, has jurisdiction over the proposed transactions.

Item 5.        Procedure

     Allegheny waives any recommended decision by hearing officer or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's Order and the date it is to become effective since it is desired that the Commission's Order becomes effective upon issuance.
Allegheny consents to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or Order in this matter unless the Office opposes the matter covered by this application or declaration.

Item 6.        Exhibits and Financial Statements

               (a)  Exhibits

                    F    Opinion of Counsel (to be filed by amendment)

                    H    Form of Notice -  filed May 24, 2000

              (b)  Financial Statements as of December 31, 2000

                   FS-1 Allegheny Energy, Inc. and Allegheny Energy Supply Company, L.L.C. balance sheet, per
                         books and pro forma (to  be  filed   by
                         amendment)

                   FS-2 Allegheny Energy, Inc. and Allegheny Energy Supply Company, L.L.C. statement of income and retained earnings, per books and pro forma (to be filed by amendment)

                   FS-3  Capital Structure Analysis Charts
                         (filed February 23, 2001)

Item 7.   Information as to Environmental Effects

     (a) For the reasons set forth in Item 1 above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

      (b)  Not applicable.

                             SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned Applicants have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                         Allegheny Energy, Inc.
                         Allegheny Energy Supply Company, L.L.C.

                         /s/ THOMAS K. HENDERSON

                         By:  Thomas K. Henderson


     Dated:  February 23, 2001